AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT
                         BETWEEN SARATOGA CAPITAL MANAGEMENT
                       AND STERLING CAPITAL MANAGEMENT COMPANY
                       REGARDING THE SARATOGA ADVANTAGE TRUST



The Investment Advisory Agreement between Saratoga Capital Management and Sterling Capital Management Company regarding the Saratoga Advantage Trust dated April 14, 1997 is hereby amended as follows:

Subparagraph 5(a) is replaced in its entirety with the following:

5(a) As compensation for services performed and costs assumed hereunder, the Manager agrees to pay the Advisor a fee that is computed daily and paid monthly at the following annual rates: 12.5 basis points per annum on the first $50 million of net assets managed, 10 basis points per annum on the next $50 million of net assets managed, and 6.5 basis points per annum on net assets managed over $100 million (the "Portfolio Advisory Fee"), reduced in the same percentage as the Manager when the Manager reduces its fee to the Portfolio.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals, if any, to be hereunto affixed, as of May 1, 1999.


                                    SARATOGA CAPITAL MANAGEMENT


Attest: /s/                         By: /s/ Bruce E. Ventimiglia



                                    STERLING CAPITAL MANAGEMENT COMPANY


Attest: /s/                         By: /s/ Alexander McAlister